Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
UICI:

We consent to the reference to our firm under the caption “Interest of Named Experts and Counsel” in the Registration Statement (Form S-8) pertaining to the UICI Employee Stock Ownership and Savings Plan and to the incorporation by reference therein of our report dated February 27, 2004, with respect to the consolidated financial statements and schedules of UICI as of and for the years ended December 31, 2003 and 2002 included in the Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission. Our report refers to a change in accounting for goodwill and other intangible assets in 2002 as a result of the adoption of FASB Statement No. 142, Goodwill and Other Intangible Assets.

KPMG LLP

Dallas, Texas
June 25, 2004